September 6, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Washington, D.C., 20549

Dear Ms. Jenkins:

Re: Canarc Resource Corp.

Form 20-F for the year ended December 31, 2012 (Filed on April 12, 2013)

File no. 000-18860

In response to your comments dated August 27, 2013, please note the following:

Form 20-F for the Year ended December 31, 2012

Selected Financial Data (pages 6, 7 and 8)

1.         (i) Disclosure has been added to “Item 3.A – Selected Financial Data” as follows:

“The selected financial information under IFRS should not be compared to the selected financial information under Canadian GAAP as the information was prepared using different financial reporting standards and are therefore not comparable.”

(ii)	Canadian GAAP and IFRS selected financial data have been segregated into two separate tables, such that non-comparable financial data are not presented side-by-side.

Exhibits 13.1 and 13.2 (page 125)

2.	Section 906 certifications have been revised to the year ended December 31, 2012.

…/2

Canarc Resource Corp. (the “Company”) hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

With regards,

CANARC RESOURCE CORP.

/s/ Philip Yee

Philip Yee

Chief Financial Officer